Exhibit 99.1

Link Motion Announces Wednesday, March 14, 2018 as Effective Date for
Corporate Name and Ticker Symbol Change on the New York Stock Exchange

The Company’s ADS Will Begin Trading on the NYSE Under Its New Name “Link Motion Inc.” and
the New Trading Symbol “LKM”

BEIJING – March 12, 2018 – Link Motion Inc. (“Link Motion” or the “Company” NYSE: NQ), a leading smart car and smart ride company, today announced the effective date for the change of its corporate name from “NQ Mobile Inc.” to “Link Motion Inc.” and ticker symbol for its ADS traded on the New York Stock Exchange from “NQ” to “LKM,” effective at the opening of trading on March 14, 2018.

“We are very pleased with the results of the EGM in February as it aligns our Company's name with our new strategic direction as a leading company in the smart car and smart ride space,” stated Dr. Vincent Wenyong Shi, Chairman of Link Motion. “In conjunction with our corporate name change from NQ Mobile to Link Motion, we have decided to change our ticker to LKM as a part of our broader rebranding initiatives. We look forward to providing an update on exciting new developments within our smart car and smart ride business over the next several months, which we believe will help create value for our shareholders.”

No action is needed from current shareholders in relation to the ticker symbol change. The ADS will continue to be listed on the NYSE, and the CUSIP will change to 53577L105. As part of the change, the company’s ADS will be updated to reflect the new “LKM” ticker.

About Link Motion Inc.

Link Motion Inc. ("Link Motion" or the “Company” NYSE: NQ) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Media & Investor Relations

MZ North America

Chris Tyson

Managing Director

949-491-8235

LKM@mzgroup.us

www.mzgroup.us

Luke Zimmerman

Senior Associate

949-259-4987

LKM@mzgroup.us

www.mzgroup.us